3: Form 8-K (Update Description of Common Stock)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20429
___________________________
FORM 8-K
CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported)	April 12, 2005 (April 11, 2005)
NOLAND COMPANY
(Exact name of Registrant as specified in charter)
Virginia	2-27393	54-0320170
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification no.)
80 29th Street, Newport News, Virginia		23607
(Address of principal executive offices)		(Zip code)
Registrant's telephone number, including area code		(757) 928-9000
Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

‡ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
    Soliciting material pursuant to Rule 14a-12 under the Exchange Act

(17 CFR 240.14a-12)

    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange

Act (17 CFR 240.14d-2(b))
    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

(17 CFR 240.13e-4(c))

Section 1 ' Registrant's Business and Operations

Item 1.01. Entry into a Material Definitive Agreement.

On April 12, 2005, Noland Company (the "Company") announced that it had entered into an Agreement of Merger, dated as of April 11, 2005 (the "Merger Agreement"), among the Company, Primus Inc. (d/b/a WinWholesale Inc.) ("WinWholesale") and Winvest Inc., a wholly owned subsidiary of WinWholesale (the "Merger Sub"), pursuant to which the Merger Sub will be merged with and into the Company (the "Merger"), with the Company being the surviving company in the Merger as a wholly owned subsidiary of WinWholesale.

Under the terms of the Merger Agreement, Merger Sub will commence a cash tender offer for all of the outstanding shares of common stock, par value $10.00 per share, of the Company at $74.00 per share. Following successful completion of the tender offer, any remaining untendered shares of the Company will be acquired in a cash merger at the same price.

The Merger has been unanimously approved by the boards of directors of both the Company and WinWholesale and by the special committee of the board of directors of the Company, and each of the board of directors of the Company and the special committee of the board of directors of the Company has unanimously recommended to shareholders of the Company that they accept WinWholesale's offer.

Consummation of each of the tender offer and the Merger is subject to a number of customary conditions, including, among others, receipt of regulatory approvals and the tender of more than two-thirds of the outstanding shares of Company common stock.

The Merger Agreement contains termination rights for both the Company and WinWholesale, and further provides that upon the termination of the Merger Agreement under certain conditions, the Company will be obligated to pay WinWholesale a termination fee of $9.9 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Notice to Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company's common stock described in this announcement have not commenced. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that the Company's security holders should read carefully before any decision is made with respect to the tender offers. Those materials will be made available to the Company's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

Section 8 ' Other Events

Item 8.01. Other Events.

On April 12, 2005, the Company issued a press release announcing, among other things, the execution of the Merger Agreement.

A copy of the press release issued by the Company on April 12, 2005 is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Section 9 ' Financial Statements and Exhibits

Item 9.01. Financial Statement and Exhibits.

(c) Exhibits.

2.1 Agreement of Merger, dated as of April 11, 2005, among Noland Company, Primus Inc. (d/b/a WinWholesale Inc.) and Winvest Inc.

99.1 Press release, dated April 12, 2005, issued by Noland Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 12, 2005

NOLAND COMPANY

By: /s/ Arthur P. Henderson, Jr.

Arthur P. Henderson, Jr.

Vice President - Finance

EXHIBIT INDEX

Exhibit Number Exhibit

2.1 Agreement of Merger, dated as of April 11, 2005, among Noland Company, Primus Inc. (d/b/a WinWholesale Inc.) and Winvest Inc.

99.1 Press release, dated April 12, 2005, issued by Noland Company.